THE INTERGROUP CORPORATION
10940 Wilshire Blvd., Suite 2150
Los Angeles, California 90024
Telephone: (310) 889-2500
 Facsimile: (310) 889-2525

Via Electronic Submission

September 21, 2011

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:           The InterGroup Corporation, Form 10-K for Fiscal Year Ended June 30, 2011;
Commission File No. 1-10324

Ladies/Gentlemen:

On behalf of The InterGroup Corporation, we are filing the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2011 by electronic submission.  The financial statements in the report do not reflect a change from the preceding year in any accounting principles or practices or in the methods of application of those principles or practices.

Sincerely,

/s/ Michael G. Zybala

Michael G. Zybala
Asst. Secretary
and General Counsel